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02 FEB 11 AM 8:25 Pernod Ricard 02 FEB 11 AM 8:25

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# THE CANADIAN COMPETITION BUREAU CLEARS PERNOD RICARD'S ACQUISITION OF SEAGRAM

*Paris, October 23, 2001* – Pernod Ricard, the leading spirits and wine company in the Eurozone, today welcomes the announcement that its joint offer with Diageo for Seagram's Spirits and Wine business has been cleared by the Competition Bureau in Canada. This allows the Canadian Investment Review Division to recommend to the Industry Minister that the transaction be approved.

The acquisition, which has already been cleared by the EU authorities, is now awaiting decision from the U.S. competition authorities.

PROCESSED
FEB 14 2002
THOMSON FINANCIAL


**For further information, please contact :**

Alain-Serge Delaitte, Tel: (331 ) 40 76 77 12
Vice President of Communications, Groupe Pernod Ricard

Barbara M. Burns, Tel: (212) 486 1140


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